Filed Pursuant to Rule 433

Registration Statement No. 333-202524

Market-Linked Step Up Notes Linked to an International Equity Basket
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	An international equity basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei 225 Index (Bloomberg symbol: “NKY”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”), the Swiss Market Index (Bloomberg symbol: “SMI”), and the Hang Seng® Index (Bloomberg symbol: “HSI”). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 40%, each of the FTSE® 100 Index and the Nikkei 225 Index will be given an initial weight of 20%, each of the S&P/ASX 200 Index and the Swiss Market Index will be given an initial weight of 7.50% and the Hang Seng® Index will be given an initial weight of 5%.
Payout Profile at Maturity

•    If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•    If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•    1-to-1 downside exposure to decreases in the Market Measure , with up to 100% of the principal amount at risk

Step Up Value	[110% to 116%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.00 to $1.60] per unit, a [10% to 16%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420415020035/v406083_fwp.htm
Exchange Listing	No

This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, including emerging markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.